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                                                                    Exhibit 99.1
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            IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS


     The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Report and presented elsewhere by management from time to time. Reference is also made to the "Risk Factors" described in the Company's Prospectus dated February 1, 1996.

COMPANY'S PARTICIPATION IN FIELD TEST

     While the Company had originally anticipated the Field Test to expand to a total of 64 vehicles for the Deutsche Post during 1996 (20 Mercedes-Benz vans and 44 GM-Opel light pick-up trucks), at recent meetings the Company has discussed with certain Field Test partners modifications of the Field Test program. For 1997, Deutsche Post proposes to modify the Field Test program to include 20 Mercedes-Benz MB410 vans (of which 10 have been delivered), 20 new Mercedes-Benz Vito vans (a newly designed 2.6 ton van which Mercedes-Benz plans to convert to an electric drivetrain), and five GM-Opel Corsa Combo pickup trucks for the Field Test (none of which have been delivered). The number of additional Opels that will be requested or delivered to the Field Test is currently uncertain as the Deutsche Post is proposing to use the Vito vans instead of the Opel trucks. The Company and Deutsche Post are currently discussing potential modifications to the Field Test and an expanded relationship with Deutsche Post for continued development and commercialization of the Electric Fuel System. There can be no assurance, however, that any agreement will be reached with the Deutsche Post, or that if no such agreement is reached, the Field Test will continue.

     The Company believes that acceptance of the Electric Fuel System by Deutsche Post AG ("Deutsche Post") as a powering system for its fleet is a key factor with respect to the Company's efforts to commercialize the Electric Fuel System. As a result, the Company has made and will continue to make a significant investment in the Field Test. Deutsche Post will decide, on the basis of its own requirements and at its discretion, whether it deems the Field Test successful. There can be no assurance that Deutsche Post will deem the Field Test to have been successful or that Deutsche Post, or any other participant in the Field Test, will accept the Electric Fuel System as a powering system for a portion of its fleet. If the Field Test is not successful or if Deutsche Post does not accept the Electric Fuel System as a powering system for a substantial portion of its fleet, the Company would be materially adversely affected.
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COMPANY IS INCURRING OPERATING LOSSES

     The Company was incorporated in 1990 and began its operations in 1991. The Company has funded its operations principally from licensing arrangements with Edison Termoelettrica, evaluation, licensing and supply contracts with Deutsche Post, funds received under research and development grants from the Government of Israel and funds raised in each of the initial public offering of the Company's Common Stock in February 1994, the offering of the Company's Common Stock in February 1996 and a private placement of the Company's Common Stock in October 1996. The Company incurred significant operating losses for the years ended December 31, 1994, 1995 and 1996, and expects to continue to incur significant operating losses in the near term. These losses may increase as the Company expands its research and development activities and establishes production and regeneration facilities, and such losses may fluctuate from quarter to quarter. There can be no assurance that the Company will ever achieve profitability.

COMPANY IS AT AN EARLY STAGE OF DEVELOPMENT

     Other than a signal light powered by water activated batteries for use in life jackets and other rescue apparatus, the Company currently has no commercial products available for sale. Moreover, the Company does not expect to generate sales in commercial quantities in the near term. Significant additional development will be necessary in order to commercialize the Company's technology and each of the components of the Electric Fuel System must be fully engineered in order for the complete Electric Fuel System to be technically and commercially viable. No assurance can be given that the Company will be able to complete such development, engineering or commercialization successfully, or that the Company will be able to develop products for commercial sale or that, if developed, they can be produced in commercial quantities or at acceptable costs or be successfully marketed. The likelihood of the Company's future success must be considered in light of the risks, expenses, difficulties and delays frequently encountered in connection with the operation and development of a relatively early stage business and development activities generally.

COMPANY'S MANUFACTURING EXPERIENCE IS LIMITED

     The Company currently has no capacity for, or experience in, manufacturing the Electric Fuel System in commercial quantities and has, to date, produced only limited quantities of components of the Electric Fuel System for the Field Test and Edison. In order for the Company to be successful in the commercial market, its products must be manufactured to meet high quality standards in commercial quantities at competitive prices. The development of such manufacturing technology and processes will require extensive lead times and the commitment of significant financial and engineering resources of the Company and others. There can be no assurance that the Company will successfully develop this technology or these processes or obtain access to these resources. Moreover, there can be no assurance that the Company will be able to successfully implement the quality control

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measures necessary for commercial manufacturing. In addition, further engineering is required in order to establish the refueling and regeneration infrastructure required for commercial viability of the Electric Fuel System. There can be no assurance that the Company will succeed in developing commercial scale refueling systems. The Company has constructed two prototype 10 kg/hour regeneration facilities and, in connection with the Field Test, a 100 kg/hour regeneration facility (which is not yet fully operational). However, the Company believes that a regeneration facility of at least 10,000 kg/hour or larger will be required if, after the Field Test, Deutsche Post utilizes the Electric Fuel System for a substantial portion of its fleet. There can be no assurance that a commercial regeneration facility of this size can be engineered, constructed and operated; the failure to do so would have a material adverse effect on the commercial application of the Electric Fuel System and, accordingly, on the results of operations and financial condition of the Company.

ELECTRIC VEHICLE MARKET AND ACCEPTANCE OF THE ELECTRIC FUEL SYSTEM IS UNCERTAIN

     Because vehicles powered by internal combustion engines cause pollution, public pressure has begun to result in legislative and other mandates in Europe, and enacted or pending legislation in the United States, to promote or mandate the use of vehicles with no tailpipe emissions ("zero emission vehicles") or reduced tailpipe emissions ("low emission vehicles"). The Company believes that in order to create a significant commercial market for electric vehicles in Europe it will be necessary for such public pressure to continue. In addition, the Company believes that in the United States government initiatives are important factors in creating an electric vehicle market. There can be no assurance that such public pressure will continue or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended, or have its implementation delayed, as has recently been the case in California, or that a different form of zero emission or low emission vehicle, or other solutions to the problem of containing emissions created by internal combustion engines, will not be invented, developed and produced, and achieve greater market acceptance than electric vehicles. The lack of a significant market for electric vehicles would have a material adverse effect on the ability of the Company to commercialize its technology. Even if a significant market for electric vehicles develops, there can be no assurance that the Company's technology will be commercially competitive within such a market.

COMPANY HAS SIGNIFICANT FUTURE CAPITAL REQUIREMENTS

     The Company will require substantial funds to conduct the necessary research and development and testing of its products, to establish commercial scale manufacturing facilities and to market its products. The Company believes that the Company's funds available as of the date hereof should be sufficient to fund the Company's currently planned activities through the second quarter of 1998. However, costs related to the Field Test have exceeded, and may continue to exceed, budgeted amounts. While the Company is negotiating with the Deutsche Post for additional funding to support the Field Test there can be no assurance that the

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Company will be able to obtain any such funding. Moreover, if the Field Test is successful and Deutsche Post, or any other participant in the Field Test, begins to convert all or a portion of their fleets, to the Electric Fuel System, the Company could be required to produce batteries in increased quantities as well as to construct new regeneration and refueling facilities or expand its existing facility to commercial capacity. Additional strategic alliances may also require the establishment or expansion of facilities in Israel or elsewhere. As a result, the Company might have to reduce, or defer, its anticipated future commitments. In addition the Company may have to obtain additional funding through other financings during this period, particularly if it determines that it should invest in certain programs, such as additional electric vehicle demonstration programs, which it believes will advance the development and commercialization of the Electric Fuel System. Additionally, it is likely that the Company will have to obtain additional financing at the end of this period. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company. If additional funds are raised by issuing equity securities, stockholders may incur further dilution. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or otherwise impede the development, manufacture or sale of the Electric Fuel System. Under certain circumstances, the inability of the Company to secure additional funding could cause the Company to cease operations altogether.

COMPANY IS RELIANT ON OTHERS

     To introduce the Electric Fuel System into the marketplace, the Company intends to strengthen existing and develop new networks of strategic alliances with fleet operators, companies engaged in energy production and transportation, automobile manufacturers and others in order to establish the infrastructure necessary for further development and commercialization of the Electric Fuel System. To date, the Company has entered into an agreement with Deutsche Post with regard to licensing the Electric Fuel System to Deutsche Post for both its internal use and during the Field Test. The Company has also entered into preliminary agreements granting certain rights to other participants in the Field Test. Early in the Company's development, the Company entered into an exclusive licensing arrangement with Edison to manufacture, use and sell the Electric Fuel System in Italy, France, Spain and Portugal and a non-exclusive license for the sale of the Electric Fuel System to Deutsche Post and Deutsche Telekom. No assurance can be given that these arrangements will continue, or that the Company will be able to enter into any additional necessary alliances, including alliances in the United States. The success of any strategic alliance is dependent upon, among other things, the general business condition of the partner, its commitment to the strategic alliance and the skills and experience of its employees responsible for the strategic alliance. Even if the Company successfully initiates alliances, there can be no assurance that any alliance will be successful.

     Prior to obtaining market acceptance, in order to engineer and establish the refueling and regeneration infrastructure necessary for commercial viability of the Electric Fuel System,

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the commitment of significant additional investment and other resources, including capital, will be required of the Company and other parties. There can be no assurance that the investment necessary to create such an infrastructure will be made or, if established, that such an infrastructure will provide adequate support for the sale of the Company's products.

COMPANY'S FIELD OF BUSINESS IS HIGHLY COMPETITIVE

     The competition to develop electric vehicle battery systems and to obtain funding for the development of electric vehicle battery systems is, and is expected to remain, intense. The Company's technology competes with other battery technologies, as well as other zinc-air technologies. The competition consists of development stage companies including major international companies and consortia of such companies, including automobile manufacturers, battery manufacturers, and energy production and transportation companies, many of which have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than those of the Company. Many entities, including governmental, quasi-governmental, non-profit and private organizations, are involved in advancing research and development of electric vehicle and low emission vehicle technologies. In addition, several consortia have been formed to fund research on electric vehicle battery technologies which compete with the Company's battery technology, including the United States Advanced Battery Consortium, an organization which has committed to funding a total of $260 million by 1998, and which is financed by the United States Department of Energy, General Motors Corporation, Ford Motor Company, Chrysler Corporation, and the Electric Power Research Institute; the Advanced Lead-Acid Battery Consortium, funded by North American lead manufacturers; and the New Energy Development Organization, a Japanese consortium funded by the Japanese government and certain Japanese battery manufacturers. Even if a significant market for zero emission vehicles and low emission vehicles develops, the Company will be required to compete against these entities and others and there can be no assurance it will be successful.

     Various battery technologies are being considered for use in electric vehicles by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide and zinc-air.

     In addition, competing battery technologies are currently being used in electric vehicle demonstration programs in the cities of Gothenburg and Malmo, Sweden, and on the Isle of Rugen, Germany. The success of these demonstration programs could have an adverse impact on acceptance of the Electric Fuel System.

SAFETY RISKS; DEMANDS OF REGULATORY COMPLIANCE IN THE ELECTRIC VEHICLE INDUSTRY

     Components of the Electric Fuel System contain certain elements which are known to pose safety risks. Also, because electric vehicle batteries contain large amounts of electrical

                                      -5-
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energy, they may cause injuries if not handled properly. In addition to risks posed by the Electric Fuel System, and although the Company incorporates safety procedures in its research, development and manufacturing processes designed to minimize safety risks, there can be no assurance that accidents in its facilities will not occur. Any accident, whether occasioned by the use of all or any part of the Electric Fuel System or the Company's manufacturing operations, could adversely affect commercial acceptance of the Company's products and could result in significant production delays or claims for damages resulting from injuries, all of which would materially adversely affect the Company's operations and financial condition.

     In November 1996 Field Test drives were temporarily suspended following a fire in a Mercedes-Benz MB410 in Sweden. The vehicle suffered only moderate damage to its undersection. To investigate the incident, the Deutsche Post commissioned the TUV, the German testing and standards institute. The TUV report stated that the cause of the fire was due to an external short circuit outside the battery blocks. Even though the battery blocks were exposed to severe temperature conditions for a prolonged period of time during the incident, they did not catch fire or explode. Subsequently the TUV required design changes, primarily in the materials used in the battery casings and the electric connector to the battery casings. These changes have now been incorporated into the Electric Fuel battery by the Company, and existing batteries are being upgraded. An upgraded battery was tested by the TUV in Israel and has been approved for use in limited drives in Germany. Upon completion of the TUV certification process, which is expected to occur during the second quarter of 1997, Field Test drives are scheduled to resume.

     Regulations in Europe, Israel and the United States impose various controls and requirements relating to potassium hydroxide and zinc metal, as well as other components of the Electric Fuel System. The Company believes that its current and contemplated operations conform to those regulations. The Company has applied for, but has not yet received, the necessary permits under the Israeli Dangerous Substances Law, 1993, required for the use of potassium hydroxide and zinc metal. The Company believes that the permits will be granted, but there can be no assurance that such permits will be granted or that changes in regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. Seeking these approvals could require significant time and resources from the Company's technical staff and, if redesign were necessary, could result in delays in the introduction of the Company's products.

COMPANY IS DEPENDENT ON PATENTS AND PROPRIETARY RIGHTS

     The Company's ability to compete effectively will depend on its ability to maintain the proprietary nature of its technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements. The Company holds patents, or patent applications, covering elements of its technology in the United States and in Europe. In addition, the Company has patent applications pending in the United States and in foreign countries, including the European Community, Israel and Japan.

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The Company intends to continue to file patent applications covering important features of its technology. There can be no assurance, however, that patents will issue from any of these pending applications or, if patents issue, that the claims allowed will be sufficiently broad to protect the Company's technology, or that issued patents will not be challenged or invalidated or that any of its issued patents will afford protection against a competitor. Litigation, or participation in administrative proceedings, may be necessary to protect the Company's patent position. Such litigation can be costly and time consuming and there can be no assurance that the Company would be successful if such litigation were instituted. The invalidation of patents owned by or licensed to the Company could have a material adverse effect on the Company. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States. Thus, there can be no assurance that foreign patent applications related to patents issued in the United States will be granted. Furthermore, even if these patent applications are granted, some foreign countries provide significantly less patent protection than the United States. In the absence of patent protection, and despite the Company's reliance upon its proprietary confidential information, competitors of the Company may be able to use innovations similar to those used by the Company to design and manufacture products directly competitive with the Electric Fuel System. In addition, no assurance can be given that patents issued to the Company will not be infringed upon or designed around by others or that others will not obtain patents that the Company will need to license or design around. Moreover, to the extent any of the Company's products are covered by third party patents, development and marketing of such products by the Company could require a license under such patents.

     Despite the Company's efforts to safeguard and maintain its proprietary rights, there can be no assurance that the Company will be successful in doing so. In addition, competition in electric vehicle battery research and development is intense, and there can be no assurance that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. Moreover, if the issues were to be placed before a court, the Company cannot be certain that such a court would determine that the Company was the first creator of inventions covered by its issued patents or pending patent applications or that it was the first to file patent applications for such inventions. If existing or future third party patents containing broad claims are upheld by the courts or if the Company is found to infringe third party patents, there can be no assurance that it will be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure of the Company to obtain necessary licenses could result in delays in the introduction of the Electric Fuel System and in costly attempts to design around such patents, or could foreclose the development, manufacture or sale of the Company's products. The Company could also incur substantial costs in defending itself in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

     The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, through non-disclosure and confidentiality agreements with its customers, employees, consultants, strategic partners and potential strategic partners. There can be no

                                      -7-
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assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

COMPANY IS DEPENDENT ON KEY PERSONNEL; COMPANY MUST MANAGE GROWTH AND EXPANSION

     The Company is highly dependent on certain members of its management and engineering staff, the loss of the services of one or more of whom could adversely affect the Company. The Company is especially dependent on the services of its President and Chief Executive Officer, Yehuda Harats; its Senior Vice President of Technology, Menachem Korall; and its Chairman of the Board of Directors and Chief Financial Officer, Robert S. Ehrlich, the loss of any of whom could have a material adverse effect on the Company. The Company is party to employment agreements with Messrs. Harats, Korall and Ehrlich, each for an initial term of three years commencing in 1993, subject to further extensions. In 1994, each of the employment agreements was extended for a period of two years ending December 1998, and in 1996 each of Messrs. Harats and Ehrlich's agreements were extended until 2000. The Company has no key-man life insurance.

     In addition, the Company is currently experiencing a period of rapid growth and expansion which could place a significant strain on the Company's personnel and resources. The Company's growth has resulted in increased levels of responsibility for both existing and new management personnel. Many of the Company's management personnel have had limited or no experience in managing companies the size of the Company. The Company has sought to manage its current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, the failure to manage growth effectively could adversely affect the Company's results of operations.

POTENTIAL INCREASED UNITED STATES TAXATION

     The Company believes that EFC and EFL will continue to be treated as personal holding companies for purposes of the personal holding company rules of the Internal Revenue Code of 1986, as amended, due to their satisfaction of the stock ownership test, which is met when five or fewer individuals hold more than 50% of a company's stock, and their satisfaction of the personal holding company income requirement. Approximately 48% of the stock of the Company's Israeli-based subsidiary, EFL, was owned (directly, indirectly or by application of certain attribution rules) as of March 17, 1997 by three United States citizens. If 50% of the shares of the Company is ever acquired or deemed to be acquired by five or fewer individuals (including, if applicable, those individuals who currently own an aggregate of 48% of the Company) who are United States citizens or residents, EFL would satisfy the foreign personal holding company ("FPHC") stock ownership test under the Internal Revenue Code and the Company could be subject to additional U.S. taxes on any undistributed FPHC

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income of EFL. EFC believes that it satisfied such stock ownership test for earlier periods, but that it had no material undistributed personal holding company income during such periods. For 1996, EFL has not had income which would qualify as undistributed FPHC income. However, no assurance can be given that in the future EFL will not have income which qualifies as undistributed FPHC income. EFC does not expect to have any material source of taxable income, apart from its investment in EFL, and EFC, therefore, does not expect to have any material amount of undistributed personal holding company income; however, no assurance can be given in this regard. It is possible that EFC could be deemed under United States federal income tax rules to have taxable income as a result of such investment in EFL. In this event, EFC's taxable income would be subject to regular United States federal income tax at rates currently ranging up to 35% and could, if the personal holding company stock ownership test were met, be subject to United States personal holding company tax at a current rate of 39.6%, resulting in a combined United States maximum tax rate of approximately 60.7%.

LOCATION IN ISRAEL

     The offices and facilities of the Company's principal subsidiary are located in Israel. Although the Company expects that substantially all its sales will be made to customers outside Israel, the Company is nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan and the Palestine Liberation Organization, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.

     Many of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

     The Company benefits from certain Israeli government programs, grants and tax benefits, particularly as a result of the "Approved Enterprise" status of a substantial portion of

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the Company's existing facilities and the receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "Chief Scientist"). To be eligible for certain of these programs, grants and tax benefits, the Company must continue to meet certain conditions, including making certain specified investments in fixed assets. If the Company fails to meet such conditions in the future, it could be required to refund grants already received. There can be no assurance that such programs and tax benefits will be continued in the future at their current levels or otherwise, and the Government of Israel has announced that programs receiving "Approved Enterprise" status in 1996 and thereafter will be entitled to a lower level of government grants than was previously available. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the "Approved Enterprise" status of a substantial portion of its existing facilities and approved programs and as a recipient of grants from the Chief Scientist) would have a material adverse effect on the Company's business, results of operations and financial condition. EFL has granted a floating charge over all of its assets as security to the State of Israel to secure its obligations under the "Approved Enterprise" programs.

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